

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Mr. Marckensie Theresias
Chief Executive Officer
Extreme Home Staging, Inc.
500 North Dearborn Street, Suite 605
Chicago, IL 60654

> **Re: Extreme Home Staging, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 7, 2010**
> **File No. 0-52955**

Dear Mr. Theresias:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 8-K Filed June 7, 2010

1.   Our records show your file number as 000-52955 rather than 000-52595 that appears on the cover page. Please revise to include the correct file number.

2.   Please ensure the date on the cover page represents the date of the earliest event reported, and revise if necessary.

3.   In the first paragraph, please disclose the date that Seale and Beers, CPAs was dismissed. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K. Similarly, please disclose the date that Marcum LLP was engaged as your independent registered public accounting firm. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

4.   Please revise the third paragraph to disclose that there were no reportable events during the two most recent fiscal years and any subsequent interim period preceding the date of

dismissal of Seale and Beers, CPAs. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

5. Please revise the fifth paragraph to disclose that there were no consultations with Marcum LLP during the two most recent years and any subsequent interim period prior to engaging Marcum LLP regarding the matters set forth in paragraph (a)(2) of Item 304 of Regulation S-K.

6. Please file an updated letter from Seale and Beers, CPAs as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief